Exhibit 21.1

List of principal subsidiaries

Subsidiaries	Place of Incorporation
Sky Solar Power Ltd.	British Virgin Islands

Sky International Enterprise Group Ltd.	Hong Kong

Sky Solar Energy S.à.r.l.	Luxembourg

Sky Capital Europe S.à.r.l.	Luxembourg

Sky Capital Advisory GmbH	Germany

Moktap Holdings Ltd.	Cyprus

Sky Capital Investment 11 S.L.	Spain

Sky Solar Japan K.K.	Japan

Sky Solar Iberica S.L.	Spain

Sky Development Renewable Energy Resources S.A.	Greece

Sky Solar Bulgaria Co. EOOD	Bulgaria

Sky Solar (Canada) Ltd.	Canada

Neurlus Ltd.	Cyprus

Sky Solar Inc.	U.S.A.